July 2, 2018

VIA EDGAR

Mr. John Grzeskiewicz

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Pre-Effective Amendment No. 1 to the Registration Statement on

Form N-1A of BlackRock Funds VI (the “Trust”) relating to

BlackRock CoreAlpha Bond Fund

Dear Mr. Grzeskiewicz:

On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Pre-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) with respect to BlackRock CoreAlpha Bond Fund (the “Fund”).

The Amendment is being filed pursuant to Rule 472 under the Securities Act.

The Amendment is being filed for the purpose of responding to the comments provided by Mr. John Grzeskiewicz of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a phone call that occurred on May 21, 2018. We have discussed the Staff’s comments with representatives of the Trust. For convenience, the Staff’s comments are restated below, and the Trust’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

General

Comment 1: Please confirm that the Fund will not be sold to the public prior to the completion of the reorganization, as described in the Registration Statement.

Response: The Fund confirms that the Fund will not be sold to the public prior to the completion of the reorganization.

Prospectus: Fees and Expenses

Comment 2: Please include completed fee tables, expense examples and performance information prior to the Registration Statement going effective.

Response: The Fund confirms that completed fee tables, expense examples and performance information will be included prior to the Registration Statement going effective.

Comment 3: The Staff requests confirmation that the contractual fee waivers that will be listed in footnotes 4 and 6 (for Investor and Institutional Shares) and footnotes 2 and 4 (for Class K Shares) to the Fee Tables of the Fund will be in place for at least one year from the effective date of the Fund’s Registration Statement.

Response: The Fund confirms that the contractual fee waivers that will be listed in footnotes 4 and 6 (for Investor and Institutional Shares) and footnotes 2 and 4 (for Class K Shares) to the Fee Tables of the Fund will be in place for at least one year from the effective date of the Registration Statement.

July 2, 2018

Comment 4: The Staff notes that the Fund may engage in short sales. The Staff requests confirmation that the “Other Expenses” line item in each Fee Table will include dividends and interest expenses paid on short sales.

Response: The Fund confirms that, to the extent the Fund engages in short sales, the “Other Expenses” line item in the applicable Fee Table will include dividends and interest expenses paid on short sales.

Prospectus: Principal Investment Strategies

Comment 5: The Staff requests confirmation of whether, under normal circumstances, derivatives are valued using the mark-to-market value for purposes of the Fund’s 80% test. If not, the Staff requests an explanation of the basis for using another method of valuation.

Response: The Fund confirms that under normal circumstances it intends to value derivatives using the mark-to-market value for purposes of its 80% test.

Comment 6: The Staff requests confirmation of whether the Fund intends to invest in non-agency backed or non-investment grade residential or commercial asset-backed securities as a principal investment strategy.

Response: The Fund intends to invest in non-agency backed residential or commercial asset-backed securities as part of its principal investment strategies, but currently may only invest up to 10% of its assets in non-investment grade securities, including non-investment grade residential or commercial asset-backed securities.

Comment 7: With regard to the Fund’s policy that it will provide shareholders with at least 60 days’ notice of any change to its investment policy, please consider adding this 60-day notice policy to the Item 4 or Item 9 sections.

Response: The Fund notes that the applicable disclosure appears in the section of the Fund’s prospectus entitled “Details About the Fund—How the Fund Invests—Principal Investment Strategies” as part of Item 9.

Comment 8: The Staff notes that Appendix A to the Investor and Institutional Shares prospectus for BlackRock CoreAlpha Bond Fund, a series of BlackRock Funds III (the “Predecessor Fund”), contains disclosure pertaining to Front-End Sales Charge Waivers available to shareholders who purchase Investor A Shares through Ameriprise Financial and Morgan Stanley Wealth Management. The Staff requests an explanation as to why these disclosures were not included in the prospectus of the Fund.

Response: The Fund notes that the Ameriprise Financial and Morgan Stanley Wealth Management disclosures were finalized after the filing of the Registration Statement but prior to the filing of the annual registration statement update for the Predecessor Fund. Such disclosure is included in the Amendment transmitted herewith.

*    *    *    *    *    *      *    *    *    *

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust’s documents.

Please do not hesitate to contact me at (212) 839-8615 if you have comments or if you require additional information regarding the Trust’s Registration Statement.

Respectfully submitted,
/s/ Jesse C. Kean
Jesse C. Kean

cc: Benjamin Archibald

Gladys Chang

John A. MacKinnon